21004927

SEC
Washington, D.C.

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SEC FILE NUMBER
8-29504

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2020 (MM/DD/YY) AND ENDING 09/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Franklin Templeton Financial Services Corp.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Franklin Parkway
(No. and Street)

San Mateo	CA	94403-1906
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Paterson	(801) 201 7042	david.paterson@franklintempleton.co.uk
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

405 Howard Street, Suite 600	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Paterson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Franklin Templeton Financial Services Corp.., as of September 30, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Chief Financial Officer & Designated Financial Principal

[signature]
Notary Public

NICHOLAS WARREN
Notary Public - State of Utah
Commission Number: 719656
My Commission Expires on
Aug. 3, 2025

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Franklin Templeton Financial Services Corp.

Statement of Financial Condition

September 30, 2021

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Franklin Templeton Financial Services Corp.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Franklin Templeton Financial Services Corp. (the "Company") as of September 30, 2021, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 22, 2021

We have served as the Company's auditor since 2001.

Franklin Templeton Financial Services Corp.
Statement of Financial Condition
September 30, 2021

Assets	
Cash and cash equivalents	$ 2,169,930
Due from affiliated entities	268,893
Other	95,282
Total Assets	**$ 2,534,105**
Liabilities	
Accounts payable and accrued expenses	$ 32,725
Due to affiliated entities	172,730
Total liabilities	205,455
Commitments and Contingencies (Note 5)	
Stockholder's Equity	
Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding	—
Additional paid-in capital	8,605,169
Accumulated deficit	(6,276,519)
Total stockholder's equity	2,328,650
Total Liabilities and Stockholder's Equity	**$ 2,534,105**

See Notes to Statement of Financial Condition.

1. Business

Nature of Operations

Franklin Templeton Financial Services Corp. (the “Company”) is a wholly-owned subsidiary of Franklin Resources, Inc. (“Franklin”). The Company is registered with the United States Securities and Exchange Commission (the “SEC”) as a broker-dealer, and with the Commodities Futures Trading Commission (the "CFTC") as an introducing broker. The Company serves as a direct marketing broker-dealer for institutional investors in mutual funds sponsored by Franklin and private investment vehicles to corporations, pension plans, trust, and high-net worth clients on behalf of other Franklin subsidiaries. The Company is a member of the Financial Industry Regulatory Authority, which is the designated examining authority of U.S. broker-dealers, and the Securities Investor Protection Corporation.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates. The Company has evaluated subsequent events through November 22, 2021, which is the date the statement of financial condition was available to be issued.

Related Parties

Related parties are other Franklin subsidiaries ("affiliated entities"). Transactions with related parties are presented as amounts due to and from affiliated entities.

Cash and Cash Equivalents

Cash and cash equivalents consist of nonconsolidated money market funds sponsored by Franklin and deposits with financial institutions, and are carried at cost. Due to the short-term nature and liquidity of these financial instruments, their carrying values approximate fair value.

The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business. Deposits with one financial institution exceeded local regulatory insured limits by a total of $0.4 million at September 30, 2021, representing a concentration of credit risk.

Income Taxes

The Company is included in the consolidated U.S. federal and several combined states income tax returns for Franklin.

Under an intercompany tax sharing agreement (the “Agreement”), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its federal and combined state net operating losses, which are utilized by Franklin under the Agreement. As a result of this exception to the separate return method, the Company does not record deferred tax assets related to federal or combined state income tax losses in its statement of

financial condition. Instead, these deferred tax assets are treated as transferred to Franklin. The Company tracks the net operating loss deferred tax assets in a separate memorandum account.

Consistent with the separate return method, deferred tax assets and liabilities, other than those related to federal and combined state net operating losses, are recorded for temporary differences between the tax basis of assets and liabilities and the reported amounts in the financial statements using the statutory tax rates in effect for the year when the reported amount of the asset or liability is expected to be recovered or settled, respectively. The impact on deferred tax assets and liabilities of a change in tax rates, if any, is recognized in income tax expense in the period that includes the enactment date.

For each tax position taken or expected to be taken in a tax return, the Company determines whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

3. Recently Adopted Accounting Guidance

On October 1, 2020, the Company adopted new guidance issued by the Financial Accounting Standards Board for credit losses. The new guidance requires the application of a current expected credit loss model for financial assets measured at amortized cost, including receivables. The Company adopted the new guidance using the modified retrospective approach. No cumulative effect adjustment was recognized upon adoption.

4. Taxes on Income

At September 30, 2021, there were $8,458,459 in federal net operating loss carry-forwards of which $8,135,739 can be carried forward 20 years and will expire between 2022 and 2037 and $322,720 can be carried forward indefinitely. The tax impact on these loss carry-forwards has been utilized by Franklin as of September 30, 2021.

At September 30, 2021, there were $8,978,161 and $5,267,110 in state of New York and New York City net operating loss carry-forwards, respectively, expiring between 2035 and 2038. There were also net operating loss carry-forwards of $6,743 in the state of California and $62,347 in the state of Connecticut expiring in 2038. The tax impact on the combined state loss carry-forwards is $968,868, which was transferred to Franklin.

At September 30, 2021, the Company had no gross unrecognized tax benefits.

The Company is included in the consolidated U.S. federal and several combined states income tax returns for Franklin. The tax years of the major jurisdictions for which the statutes of limitations have not expired are New York City 2017 to 2021, and U.S. federal and the state of New York 2017 to 2021.

5. Commitments and Contingencies

The Company is from time to time involved in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of any such claims will not materially affect the Company's business, financial position or liquidity.

6. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") and CFTC Regulation 1.17 ("the CFTC Rule"), each of which require the maintenance of minimum net capital.

In accordance with Rule 15c3-1, the Company is required under the basic method to maintain a minimum net capital of the greater of $6^{2}/_{3}$% of aggregate indebtedness or $50,000. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio exceeds 10 to 1. The CFTC Rule requires the greater of $45,000 or the amount required under Rule 15c3-1.

As of September 30, 2021, the Company had net capital of $1,934,995, which was $1,884,995 in excess of its required net capital of $50,000 under Rule 15c3-1 and the CFTC Rule. The percentage of aggregate indebtedness to net capital was 10.62%.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Advances to Franklin, dividend payments and other equity withdrawals are subject to certain limitations, notification requirements and other provisions of the Net Capital Rule.